NSAR-GEF

77C

Annual Meeting of Stockholders

The Julius Baer Global Equity Fund, Inc. (the “Fund”) held the continuation of its annual meeting of Stockholders on August 10, 2006. 1,426,138.00 (83.073% of the record date common shares) were represented at the meeting. The matters below were voted by the Stockholders.

Proposal I: To amend and restate the Charter of the Fund to remove the requirement to hold an annual meeting of stockholders and declassify the Board of Directors of the Fund.

Elected by All Stockholders

 Affirmative     Against                Abstain
  1,288,934.00    130,793.00              6,411.00

Proposal II: To elect the Directors of the Fund.

Elected by All Stockholders
                                     Affirmative      Withheld

Robert S. Matthews              1,407,706.00             18,432.00

Antoine Bernheim                1,405,685.00  20,453.00

 Harvey B. Kaplan                1,407,658.00  18,480.00

Thomas J. Gibbon  1,407,706.00   18,432.00

   Gerard J.M. Vlak  1,405,705.00   20,433.00

        Peter Wolfram   1,407,088.00          19,050.00

         Glen Wisher  1,407,644.00  18,494.00